UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38482

HUYA Inc.

Building A3, E-Park, 280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Director Appointment

Mr. Junhong Huang, the Acting Co-Chief Executive Officer and Senior Vice President of HUYA Inc., has been appointed as a director of HUYA Inc., effective immediately. Following the director appointment, the board of directors of HUYA Inc. consists of eight (8) directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUYA Inc.

By:	/s/ Ashley Xin Wu
	Name:	Ashley Xin Wu
	Title:	Acting Co-Chief Executive Officer and Vice President of Finance

Date: March 13, 2024